SandRidge Energy, Inc.

Via EDGAR and Hand Delivery

March 14, 2012

H. Roger Schwall
Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SandRidge Mississippian Trust II
Amendment No. 1 to Registration Statement on Form S-1
Filed February 8, 2012
File No. 333-178894

SandRidge Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed February 8, 2012
File No. 333-178894-01

Dear Mr. Schwall:

Set forth below are the responses of SandRidge Mississippian Trust II, a Delaware statutory trust (the “trust”), and SandRidge Energy, Inc., a Delaware corporation (“SandRidge” or the “Company,” and, together with the trust, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated February 23, 2012, with respect to Amendment No. 1 to the Registration Statement on Form S-1 and Form S-3 (File Nos. 333-178894 and 333-178894-01), filed with the Commission on February 8, 2012 (as so amended, the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  For your convenience, we will hand deliver four complete copies of Amendment No. 2, as well as four copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.  Among other things, Amendment No. 2 includes updated financial statements and pro forma financial information as of and for the year ended December 31, 2011.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  Unless otherwise specified, all references to page numbers and captions correspond to the prospectus included as part of Amendment No. 2.

Joint Registration Statement on Form S-1 and Form S-3

General

1.                                      We remind you to comply with comments 2 through 8 and comment 12 from our letter to you dated February 3, 2012. With regard to prior comment 7, please revise the exhibit index to identify precisely when and with what filing the referenced exhibits were “previously filed.” We also remind you to comply with prior comment 13 with regard to updating for the most recent four quarters once the information becomes available.

Response:

We acknowledge the Staff’s comment.

With respect to prior comment 2, relating to comments that could also apply to disclosure in another section of the prospectus, we have made parallel changes to all affected disclosure.

With respect to prior comment 3, relating to providing responses to the Staff’s questions and bullet points and indicating where responsive disclosures may be found in Amendment No. 2, we have endeavored to respond fully to each question and bullet point, and to ensure that this letter indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of Amendment No. 2.

With respect to prior comment 4, relating to filling in blanks in the prospectus, we have filled in as many blanks as we are able to at this time, and confirm to the Staff that we will not circulate copies of the Registration Statement or the preliminary prospectus until we have included all information required to be included therein, including the blanks noted by the Staff in its prior comment 4, except for information we are permitted to exclude in reliance upon Rule 430A.

With respect to prior comment 5, relating to graphics and other artwork proposed to be included in the prospectus, we confirm that the only graphic or artwork that is contemplated to be included in the prospectus at this time is the map of the AMI that appears immediately after the cover page of the prospectus.

With respect to prior comment 6, relating to FINRA clearance, we confirm our undertaking in our letter of February 8, 2012 to inform the Staff when the amount of compensation allowable or payable to the underwriters of the offering has received clearance by FINRA and to provide the Staff with a copy of the FINRA no-objections letter prior to requesting accelerated effectiveness.

With respect to prior comment 7, relating to filing exhibits to the Registration Statement and providing all promotional and sales materials to the Staff prior to their use, we are filing additional exhibits to the Registration Statement with Amendment No. 2 and intend to file all other remaining exhibits in time to allow the Staff to review such exhibits so that we may respond to any additional comments the Staff may have as a result of its review.  We also confirm that we will provide the Staff with a copy of any sales material expected to be furnished to investors in connection with the offering, prior to the use of such material, in time to allow the Staff to review such material so that we may respond to any comments the Staff may have as a result of its review.

Also, in response to the Staff’s comment, we have revised the exhibit index to identify precisely when and with what filing the referenced exhibits were previously filed.  See pages II-2 and II-3.

With respect to prior comment 8, relating to providing a range for the potential offering price per unit, we acknowledge the Staff’s comment and understand that the Staff will need sufficient time to process future amendments to the Registration Statement that contain a price range.

With respect to prior comment 12, relating to listing of the trust’s common units on the New York Stock Exchange, we inform the Staff that the trust received clearance from the New York Stock Exchange on February 9, 2012 to file an original listing application in respect of the trust’s common units.  As of the date of this letter, we have filed substantially all of the required documents and materials in connection with the trust’s original listing application with the New York Stock Exchange.

With respect to prior comment 13, relating to providing updated disclosure of pro forma distributable income, we have revised the Registration Statement to include pro forma distributable income on an aggregate and per unit basis for the 12 months ended December 31, 2011.  See pages 56 and F-16.

As noted in our response to prior comment 13, as set forth in our letter of February 8, 2012, we have not included, and have not calculated, pro forma distributable income for the trust on a quarterly basis for any historical periods because Article 11 of Regulation S-X does not require such quarterly presentation.  In this regard, we also believe the presentation of the pro forma statements included in the Registration Statement is consistent with the undertakings we made in our pre-filing correspondence with the Office of the Chief Accountant of the Division of Corporation Finance.  Furthermore, we do not believe that disclosure of the pro forma distributable income on a quarterly basis would provide meaningful information to investors, particularly since the long-form pro forma statements are being presented for the 12-month period, not quarterly periods.  For these reasons, we respectfully submit that it would not be useful or appropriate to include pro forma distributable income on a quarterly basis for the quarters within the 12-month period ended December 31, 2011.

2.                                      With a view toward revised disclosure, please explain to us why you suggest in response to prior comment 9 that “there is a question, in our view, as to whether the trust is a ‘finite-life entity’.” In that regard, we note the disclosure at page 2 that the “trust will dissolve and begin to liquidate on December 31, 2031 (such date is referred to as the ‘Termination Date’) and will soon thereafter wind up its affairs and terminate.” See also Item 901(b)(1) of Regulation S-K.

Response:

We acknowledge the Staff’s comment.  By way of explanation of our suggestion that there is a question as to whether the trust is a “finite-life” entity as defined in Item 901(b) of Regulation S-K, the definition in Item 901(b) refers to an entity that “has a policy or purpose of distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations, rather than investing such proceeds or cash in the business” (emphasis added).  The terms used in this definition (“cash from operations” and “investing . . . in the business”) reflect an assumption that the entity in question has a business or operations that it actively manages.  In the context of a traditional real estate limited partnership, these terms make sense because the entity owns assets that comprise an active business, and the business and operations owned by the entity are actively managed by a general partner.  By contrast, a royalty trust is a passive entity that merely holds royalty interests and receives and distributes the cash proceeds attributable to such royalty interests.  The trust has no “business” and conducts no “operations” in any meaningful sense of those terms.  Because the trust has no independent operations, makes no investments or acquisitions, and conducts no operations other than receiving and distributing cash proceeds, it is not clear to us that a royalty trust necessarily fits within the contours of the “finite-life” entity definition in Item 901(b) of Regulation S-K.

Notwithstanding the foregoing, and as discussed in greater detail in our response to comment 3 below, we believe we have already included or incorporated in the prospectus all appropriate disclosures that would otherwise be responsive to those items in Securities Act Release No. 33-6900 (the “Release”) and Industry Guide 5 that would be applicable to the trust, assuming the trust were a “finite-life” entity.  In other words, we have effectively treated the trust as if it were a “finite-life” entity in preparing the prospectus, and we have sought to comply with those items in the Release and Industry Guide 5 that would be applicable to a “finite-life” entity.

3.                                      We note your response to prior comment 9. Please give effect to Section II.B.2 of Release 33-6900, including Section II.B.2.i, as applicable.

Response:

We acknowledge the Staff’s comment.  We have reviewed the Release, including Section II.B.2, and Industry Guide 5, and we believe we have included or incorporated in the prospectus disclosures that are appropriately responsive to those items of the Release and Industry Guide 5 that are specifically applicable to the trust and the offering.

As noted in our letter of February 8, 2012, we believe the prospectus is consistent with the guidance set forth in the Release generally regarding, among other things, readability of information, clarity of caption headings, table of contents, clear summary section, and clear and concise risk factors.

Also as noted in our letter of February 8, 2012, much of the disclosure guidance in the Release, including Section II.B.2, is aimed at roll-up transactions.  However, none of the transactions effected or to be effected in connection with the formation of the trust or the conveyance of the royalty interests individually or collectively fall within the definition of a roll-up transaction.  We note that Item 901(c)(1) of Regulation S-K generally defines a roll-up transaction as “a transaction involving the combination or reorganization of one or more partnerships, directly or indirectly, in which some or all of the investors in any such partnership will receive new securities, or securities in another entity.”  Because there is no roll-up transaction taking place, we do not believe any of the guidance in the Release with respect to roll-up transactions is applicable to the trust’s offering

Also, the disclosure requirements of Industry Guide 5 and the guidance set forth in the Release are aimed primarily at securities offerings by real estate partnerships, and, consequently, many of the disclosure requirements are simply not applicable to an offering of units representing beneficial interests in a royalty trust because they are aimed at issues and characteristics that are not present in a royalty trust structure.  For example, in a royalty trust structure, there is no general partner because there is no business or operations to manage at the trust level, the trust makes no investments or acquisitions, and the trustee plays a much more passive role than that played by the general partner in a real estate partnership.  For these reasons, many of the specific disclosure items in Industry Guide 5 and the Release, such as those pertaining to compensation of the general partner, management, and investment objectives and policies, are simply not applicable to a royalty trust.

Also as noted in our letter of February 8, 2012, the prospectus contains descriptions of the trust agreement and other agreements between the trust and SandRidge, the trust units, royalty interests, distributions to unitholders, the trustee’s fiduciary duties, unitholders’ voting rights, fees payable to the trustee and SandRidge, potential conflicts of interest, and material U.S. federal income tax considerations.  The foregoing items are responsive to sub-sections (b), (c), (d), (g), and (h) of Section II.B.2 of the Release.  In sum, to the extent applicable and material, we believe the prospectus already includes the disclosures contemplated by Section II.B.2, including those items called for by Industry Guide 5.

As noted in our letter of February 8, 2012, we have included in the prospectus a narrative discussion of SandRidge’s experience with its other royalty trusts, SandRidge

Mississippian Trust I and SandRidge Permian Trust.  This narrative includes disclosure with respect to how actual distributions made to unitholders by these trusts for completed quarterly periods compare to the two trusts’ target distributions for such periods.

With respect to Section II.B.2.i of the Release, we confirm that we will submit on a supplemental basis to the Staff all sales literature expected to be furnished to investors in connection with the offering prior to its use.

Finally, we believe the disclosures in the prospectus that are responsive to the Release and Industry Guide 5 are consistent with the type and scope of comparable disclosures presented in prospectuses for public offerings by other, similar royalty trusts, including, by way of example, ECA Marcellus Trust I, SandRidge Permian Trust, Whiting USA Trust I, and VOC Energy Trust.

Summary, page 1

Calculation of Target Distributions, page 8

4.                                      We are still reviewing your supplemental reserve report submission and may have additional comments.

Response:

We acknowledge the Staff’s comment and will respond to any additional comments the Staff may have as a result of its review of the supplemental reserve report submission.

Risk Factors, page 20

5.                                      Please eliminate from this section language which mitigates the risk you discuss.  Examples include “the use of hedging arrangements limits the downside risk of price declines” (page 28) and “SandRidge intends to obtain and maintain insurance coverage it deems appropriate” (page 33). See prior comment 14.

Response:

We acknowledge the Staff’s comment and have further revised the risk factors to eliminate mitigating language.  See pages 26, 28, 32 and 33.  With respect to the statement on page 33 of Amendment No. 1 that “SandRidge intends to obtain and maintain insurance coverage it deems appropriate,” we have revised the disclosure to clarify that the insurance coverage maintained by the registrant with respect to the Underlying Properties may be insufficient in the event of a loss resulting in liabilities that exceed the limits of such coverage.  See page 33.

Drilling for and producing oil and natural gas on the Underlying Properties are high risk activities…page 20

6.                                      We note that your statement that “wells drilled in the Mississippian formation in the AMI typically produce a large volume of water, which requires the drilling of saltwater disposal wells.”  Please explain to us the procedures you use to recognize the capital well costs and the SWD operating costs in your proved and probable reserve evaluation.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that capital expenditures related to build-out of the salt water disposal system are not recorded on a well-by-well basis and are not broken out separately in the reserve report.  Rather, total capital expenditures related to the build-out of the salt water disposal system are allocated to, and proportionally included with, capital expenditures for each PUD and probable well in the reserve report.  Total capital costs for each well as shown in the consolidated reserve report for the Underlying Properties includes such well’s drilling and completion costs, as well as allocated salt water disposal system capital costs.  Similarly, operating costs for the salt water disposal system are included in the total PDP, PUD and probable well operating costs at the consolidated level, and are not broken out separately.  Estimated capital expenditures and operating expenses associated with the salt water disposal system are based on SandRidge’s historical experience in the Mississippian formation.

In addition, we respectfully remind the Staff that the trust will bear no operating or capital costs for PDP, PUD or probable wells or the salt water disposal system.  Accordingly, the reserve report for the royalty interests held by the trust does not give effect to such costs.

Notes to Unaudited Pro Forma Financial Information, page F-17

Pro Forma Supplemental Oil and Natural Gas Reserve… page F-21

7.                                      Please expand your disclosure here to explain the 2011 revisions to your proved reserves.  Refer to FASB ASC Paragraph 932-235-50-5.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to explain the 2011 revisions to proved reserves.  We have included the explanation in the appropriate location in the notes to the historical statement of revenues and direct operating expenses for the Underlying Properties, as well as the pro forma financial information.  See pages F-5 and F-21.

8.                                      Please amend your document to disclose the 2011 changes — revisions, acquisition/divestment, discovery/extension, conversion to developed status — to your proved undeveloped reserves. Include the capital you expended for conversion to developed status. Refer to Item 1203 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to disclose the 2011 changes to proved undeveloped reserves, including capital expended to convert proved undeveloped reserves to developed status, per Item 1203 of Regulation S-K.  See page 67.

* * * * * *

Thank you for your prompt attention to the foregoing.  Kindly direct any questions you may have with respect to this letter or the Registration Statement, including Amendment No. 2 thereto, to David H. Engvall at Covington & Burling LLP at (202) 662-5307.

In addition, if you have any questions about the responses addressing the engineering comments, please do not hesitate to contact Mr. Rodney Johnson, Executive Vice President — Reservoir Engineering, at (405) 429-5656.

Very truly yours,

SandRidge Mississippian Trust II

By:	SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
Philip T. Warman
Senior Vice President and General Counsel

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
Philip T. Warman
Senior Vice President and General Counsel

cc:    David H. Engvall, Covington & Burling LLP

Matthew R. Pacey, Vinson & Elkins L.L.P.

David P. Oelman, Vinson & Elkins L.L.P.